                                     Filed by American International Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                                    Commission File No.   1-7981

AIG and American General will be filing a proxy statement/prospectus and other relevant documents concerning the acquisition with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019,
Attention: Investor Relations.

American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.

AMERICAN GENERAL FINANCIAL GROUP
AIG MERGER CONFERENCE CALL - MAY 11, 2001





                              CONFERENCE CALL

                                May 11, 2001

Conference Operator
-------------------

Good morning and thank you for holding. All participants will be able to listen only for the question and answer session of the call. This conference is being recorded.

Your host for today's call will be AIG Chairman and CEO, Mr. M. R. Greenberg. Joining Mr. Greenberg will be Mr. Robert Devlin, American General Chairman and CEO. I would like now to introduce your conference moderator, Charlene Hamrah. Ms. Hamrah, you may begin.

Moderator/Ms. Hamrah
--------------------

Thank you. Welcome today to today's conference call on AIG's agreement to acquire American General. The comments that Mr. Greenberg and Mr. Devlin may contain forward looking statements. Please refer to the Annual Report on Form 10K for the year ended December 31, 2000 for a description of the business environment in which both AIG and American General operate and the important factors that may affect their businesses.

AIG and American General are not under any obligation to and expressly disclaim any such obligations to update or alter their forward looking statements whether as a result of new information, future events or otherwise. And now I would like to introduce Mr. Greenberg.

M. R. Greenberg/Chairman and CEO/AIG
------------------------------------

Thank you, Charlene. Good morning. Bob Devlin is on this line as well. Last night, as you know from our press release, American General;s board voted to support the AIG bid, which we're delighted about and as a result of that and the settlement with Prudential that has taken place including the lawsuit that Prudential had lodged against AIG. So, that's all been resolved.

We're very -- as I said, originally when we made our offer, we think
American General fits AIG hand and glove. It does many things for AIG and I hope for American General. There'll be tremendously increased distribution, new products, cross selling, it helps in our retirement savings business in a big way, works with Sun America; it gives us a bigger stake in the U.S. life insurance business that will help match our international life business. So, from a business point of view, it couldn't be a better fit. As a consumer finance company that we're delighted with because we want to expand internationally our existing business. The synergies on expense savings, I think will be significant. We'll start working on that promptly and we believe that the transaction could close between three and four months. Obviously, you need the regulatory approvals in virtually every state, but we've got teams already to go and we hope to get it done as promptly as possible. We couldn't be more optimistic about the potential of this combination. I think it's a win-win for both companies. I'm delighted that Bob Devlin has agreed that this bid is great for the American General shareholders and the company generally. So, we're pleased with that. Bob, would you like to say something?

Robert M. Devlin/Chairman, CEO American General
-----------------------------------------------

Sure. Well, just to reiterate, Hank, what you said, we also see this as an excellent fit. We can build on our leading positions in consumer finance, the annuity asset accumulation business and in life. And certainly, with AIG's strong financial and credit rating, that really enhances what we'll be able to do to expand our consumer finance business in the U.S. as well as help internationally. In terms of life insurance, where American General is currently number four to five, we think with the combination of AIG that we have the strength to really put us as the number one life insurer in the U.S. That's obviously been our objective and that objective will continue and we think will reach that goal that much sooner.

In the area of asset accumulation as we all know, which is the fastest growing segment, the combination of American General and AIG, with the strong presence of Sun America, in the year 2000, over $15 billion of annuity deposits puts us about 40 percent ahead of the next competitor. So, we're very encouraged by partnering up. We think there's great opportunities across the board and in particularly, to strengthen our market position.

Mr. Greenberg
-------------

There are two things I would add. First, the increased distribution we'll have will benefit all parts of the group, and hence, the top line will benefit much more than if both companies were separate and I'm confident that will take place and that will, obviously, translate into a bigger bottom line. So, we're very optimistic about the combination and now, we'll be glad to take questions.

                          Question/Answer Segment


Q:       Question from participant
HG:      Hank (M.R.) Greenberg
RD:      Robert M. Devlin

Thank you. At this time we are ready to begin the formal questions. If you would like to ask a question, press the star one on your touch phone -- you will be announced prior to asking your question. To withdraw your question, you may press the pound sign. Once again, to ask a question, press star one. One moment.

        Michael Smith from Bear Stearns, you may ask your question.

Michael Smith/Bear Stearns
--------------------------

Q: Good morning, it's Mike Smith of Bear Stearns. I was wondering if you could give us some ballpark quantification of what expense savings you might anticipate?

HG: Well, off the top of our head from the initial work we did, we think it's about $400 million, pre-tax. Now, that's say a ballpark figure. Give us a few weeks and you'll get a much more accurate figure, but that looks like a pretty good pre-tax number.

Q:       Well, that's a good start. Thank you very much.

      Ron Frank from Salomon Smith Barney. You may ask your question.

Ron Frank/Salomon Smith Barney
------------------------------

Q: Congratulations gentlemen. Two things, if I may. First, Hank, based on your answer to the previous question, I'd assume that the initial guidance on accretion, which I think was in the 8 to 10 percent range would still hold and I wanted to check on that; and second, it seems to me that a particularly potent part of the combination would be in the variable life area, which is one of the real growth markets right now. With Sun America's variable capability and AGC's life underwriting capability on the large case end I'm wondering if you could elaborate at all on what particular plans might be in that segment of the market?

HG: First, on the accretion, yes, that hasn't changed. Those numbers I think are quite good. Look, we're gonna be obviously marketing aggressively variable life and all other, both life and retirement savings and asset accumulation products. The distribution capabilities of both companies, including -- and I say both companies, Sun America and their broker/dealer operations and in the life operations and distribution of AGC and AI Life, we'll be marketing every kind of product you can imagine on the life and savings area. Bob, do you want to add anything to that?

RD: Well, I think that when you look at the vastness of our distribution and as you say, Ron, in the area of variable life at American General that we just got into a couple of years ago, we'll probably be in the top ten in the year '01 and, certainly, with the vastness of the Sun America independent broker dealer, obviously a great platform for us to introduce additional products. So, I think as Hank said, there's so many opportunities here. I don't think that there's any area that's going to be untouched where we can move products that AIG has expertise in such as the personal lines property casualty into our consumer finance operations. There's just an untold number of opportunities for cross- selling our products.

HG: We market considerable variable life overseas and so, you know, we're no strangers to it.

Q:       Okay. Great, thank you.

         Michael Lewis from UBS Warburg. You may ask your question.

Michael Lewis/UBS Warburg
-------------------------

Q: Again, congratulations. My question has to do with the consumer finance operation. Hank, is this gonna be a stand-alone operation now. Can you kind of give us some idea? We know what AGC looks like in the finance area. Can you give us some idea where you stand in the finance operation right now and one quick follow-up on Mike Smith's question. Originally, you said $200 million cost savings after tax within a year. Now, it's $400 million. About how much time is it going to take to get to $400 million?

HG:      Mike, one was pre-tax, one was after tax. The $400 million is pre-tax.

Q: Yeah, but it's still a difference, even pre tax. It's doing what -- cost savings, $400 million pre-tax is more than $200 million after tax.

HG: Look, we said these are numbers that are ballpark right now. When we get in and work together, we'll give you a more precise number, my friend. The pre-tax and after tax $200 to $400, we said and that's the range. Now, on the consumer finance, as you know, AIG is in the international. We started in the international side of consumer finance operation several years ago. We're in a number of countries. We started in Hong Kong. We're in Thailand, we're in Taiwan, Philippines, Argentina and Poland and we have several others that are on the drawing board. They're profitable now. They have after a brief time in start-up. In addition to consumer finance in several countries matching that is also critical at operations and so, you know, we're building on that as rapidly as we can. The Consumer Finance company of AGC here in the United States is a stand- alone operation obviously, but we'll be marketing other products through it but it does give us some depth in people that we can leverage on to expand more rapidly in a number of countries that we have targeted. So, we feel that this will add a lot of synergies to the things that we want to do.

Q: Will it be a stand-along operation, Hank, as part of the financial services operation?

HG: It'll report to Bob Devlin, but it'll be a matrix to the financial services operations of AIG overall. Thank you very much.

 Charles Gates from Credit Suisse First Boston, you may ask your question.

Charles Gates/Credit Suisse First Boston
----------------------------------------

Q:       Hi.  Congratulations also.  It sounds like a wedding.  My question --

HG:      Is this the honeymoon or what (laughs).

Q: I probably should stay away from that. Could you get into where you plan to take VALIC in the coming years?

HG: Well, you know, Bob can focus on that, but you know, VALIC is in the educational side of the business, but there are many other aspects that we think we can broaden into. We're going to explore every opportunity of broadening VALIC in the retirement savings field as possible. There are a number of areas that we've discussed already and you know, as soon as possible we'll be broadening their opportunities. It also ties in very much with Sun America. As you know is also in the variable annuity business.

Q: I guess the direction of my question, though, sir is what do you have that other companies in that business don't have is you have tremendous ratings. In the teacher market, is rating sensitive perhaps unlike others?

HG: Yeah and we didn't neglect to understand that. We're aware of our AAA rating, as you know; hence, we'll be broadening the franchise of VALIC as rapidly as possible using, obviously, the improved ratings.

Q:       Congratulations again.

          Stacy Evans from KTRH Radio, you may ask your question.

Stacy Evans/KTRH Radio
----------------------

Q: I'd like to direct this to Robert Devlin. What kind of job cuts or changes do you expect to see here in the Houston area?

RD: We expect as we will look at the operations. Number one, it's a great put together because some of the areas where we have strength is more predominant than what Sun or AIG has and then conversely, the last question of the non-qualified variable annuity, our platform is very small and yet Sun America is excellent. So, there's some obvious things that we both can take advantage of that Hank and I have talked about and that we agree on. I mean, what you do in these type of situations is take the best of practices as well as the best people and that you build upon that. Obviously, here in Houston, there'll be no need for redundancy of positions that we have and that goes across many areas whether it's in our investment management area, financial reporting, tax, so on. So, obviously, when you put together an organization, there's no need for redundancies and we're in the process right now of going through that and that will tie in with the cost saves that was mentioned before of the ballpark figure of about $400 million, but that just obviously is not limited to Houston. There's operations throughout the U.S.; there's many other factors other than people that come into play where we'll get these cost saves.

Q: Do you have any idea at this point in terms of a ballpark number, how many positions?

RD: Oh, I would say you know, probably in the area of a couple of hundred positions that will be re-deployed, but again, remember that is fairly small in the entire scope of things. It may be more than that, it may be less, depending on where we see the strengths to build upon.

HG: The only thing I would add to that, as you know, we have a lot of people in New York and a lot of divisions in New York, all of whom don't have to be here and when we look at the totality of this, we may be redeploying people in different parts of the country and some may wind up in Texas -- I don't know for sure about that right now -- but we're gonna look at the total picture to see where it's best to put people.

Q: Is this something we'll hear about in the next couple of months as this all shakes out?

HG:      As it shakes out, it'll become very apparent.

Q:       Thank you very much.

               Bill Rigby from Ridus, you may ask a question.

Bill Rigby/Ridus
----------------

Q: Hi, good morning. Can you tell us a little bit more about what Devlin's role will be? Will he be on the board of AIG?

HG:      Say that again, didn't hear that.

Q:       Sorry. Will Bob Devlin be appointed to the board of AIG?

HG: He will be appointed to the board of AIG and will hold the title of Vice Chairman.

Q:       Okay and he'll still be in charge of the whole of American General?

HG:      Right.  He is the CEO of American General.

Q:       Okay, great. Thanks a lot.

 Bob Danbusick of Silverado Capital Management, you may ask your question.

Bob Danbusick/Silverado Capital Management
------------------------------------------

Q: I'm just a little curious about the timing to close the deal. You're pretty aggressive on then timing -- you do need -- as you readily acknowledge a whole slew of regulatory approvals from the states and I am sure that they know both companies real well but I'm just wondering if you would elaborate on how you expect to get it through quite that quickly, especially 'cause I know you're gonna need a bunch of Form A's?

HG:      I'd rather be optimistic than pessimistic.

Q:       Wouldn't we all.

HG: Well, we have -- we're pretty optimistic around here. We've got a pretty good team that will, together with American General's team on the regulatory side, be visiting lots of insurance departments as promptly as possible. Actually, when this call is over, they're gonna start and so, you know, we think that three to four months is what we're targeting to do now. Can I give you an ironclad guarantee, of course not, but we're gonna do our best to get it done then.

Q:       Was any of that groundwork laid in the past couple of months?

HG:      Some of it was laid in the past couple of months.

Q:       Okay, thanks.

        Ken Zuckerberg from Wasserstein, you may ask your question.

Ken Zuckerberg/Wasserstein
--------------------------

Q: Yes, good morning. I'll take an original approach and say a hardy Mazel Tov to both Bob and Hank.

         Hank, in looking at putting the two divisions together, one question I have is how long will it take for both AIG and AGC to operate under the same system platform and also, do you expect there to be any real estate consolidation in the transaction?

HG: There'll be some real estate consolidation. Look, you know, we're gonna not wait until the deal is completed from the regulatory point of view. We'll be appointing teams instantly to climb over everything we possibly can and there's been work on the systems already looking at theirs and ours and see where some might migrate to one or the other, but obviously, there's a lot of work to be done in that but there's clearly going to be some opportunities.

Q: Is it too early to talk about potential costs of sort of aligning systems in real estate?

HG:      It's too soon to talk about that.

Q: Okay. And just final question is: With regard to ratings, is the working assumption that the major rating agencies are going to reaffirm the AAA today?

HG: They have done that before we even began the discussions, we talked with the rating agencies and at that time, they had no problem.

Q:       Great, thanks very much and good luck.

      Ira Zuckerman from Nutmeg Securities, you may ask your question.

Ira Zuckerman/Nutmeg Securities
-------------------------------

Q: Yes, Hank, you mentioned in the previous comments and in the press release that you're going to do this as a pooling of interests. It was my understanding that the AICPA was going to ban pooling as a form of accounting starting about the middle of this year. If that happens, what's gonna happen with the way the transaction is booked?

HG: We're not -- there's not a problem with that. We're quite a ways before the deadline.

Q: And will you be sending out at some point pro forma number so we can rejigger our models?

HG:      There'll be SEC filings.

Q:       Yeah. Okay, Thank you.


          Al Capra from Putnam Lovell, you may ask your question.

Al Capra/Putnam Lovell
----------------------

Q: Thank you. I had a question for Mr. Greenberg. I was trying to get a better sense of your future acquisition strategy and trying to get a better feel for, are you just more opportunistic or is there something more specific you're looking to build on the retail side and if so, given the new combination of American General and AIG, are there any distribution points or product points that you're looking to fill in that whole matrix?

HG: We have no thoughts about another acquisition right now. We're pleased with what we have put together. We think we have all the pieces in place. That doesn't mean, you know, at any time in the future where something emerges that has benefits to AIG overall that we wouldn't consider it. We're always, you know, open minded to opportunities. That's been part of AIG's culture, but we don't go around and looking, you know, just to buy. We build from within, historically, but in the last year or so, there were several opportunities. One was in Japan, and of course, American General we consider a great opportunity and it fits AIG for all the reasons I've stated, but you know, we're not hanging out a sign saying, you know, here we are, we're on the hunt for something new.

Q:       That's helpful. Thank you.

        Adrian Michaels, Financial Times, you may ask your question.

Adrian Michaels/Financial Times
-------------------------------

Q: Good morning. Is American General's plan still to move its headquarters to New York and can you give us an idea about overall job cuts at this stage?

HG: Well, my point of view there is no intention of moving American General out of Houston, Texas. Its headquarters are there and I believe it will remain there. As to the job cuts, Bob Devlin commented on that a few moments ago. I don't think it's changed since he first answered it.

Q: I think he refers specifically about job cuts in the Houston area. I was talking about overall.

HG: I don't think we can answer that right now as to what areas of the country that we job. There's obviously gonna be some redundancies as we put things together, you know, that's inevitable, but we said, the best of breed will be chosen and you know, so that work starts immediately and we'll have a better handle on the numbers at some time in the near future.

Q:       All right.

Dave McGowan / Salomon Smith Barney
-----------------------------------

Q: Good morning. It's Dave McGowan. A question about the debt. Have you decided yet whether AIG will assume or guarantee American General's debt obligation? And I believe the rating agencies have indicated their expectation that AIG would reduce American General's leverage to a level that's more commensurate with AIGs. Have you figured out a plan for doing that?

HG: Yes, we have a plan and over a reasonable period of time, the debt will be reduced.

Q: Very quickly on the ratings. Is it safe to infer from your comments that your expectations is that American General's ratings would be equalized with those of AIG?

HG: No, I'm not sure it will be equalized to AIG AAA, but I'm sure that -- I think they were put on credit watch for a rating increase. And what rating it will come up to, I can't tell you.

Q:       Thank you.

             Dane Martin, Guardian. You may ask your question.

Dane Martin, Guardian.
----------------------

Q: Yes, hi. Can you tell me the executive shareholdings and share options, will they be exercised immediately upon a change of control or is it going to be the same sort of agreements that exists with the Prudential company, whereby both Bob and other executives will actually keep a stake in the newly merged company?

HG: They vest upon the change in control, that's their options. And they convert ultimately to AIG options. And you'll have to ask the individuals whether they're going to hold the options at best or they're going to -- when they get their stock or they're going to sell it.

RD: Just a comment on that, Hank. I, as well as our key executives, plan to grow our stock options and keep the stock that we currently have. Obviously, one of the benefits of this is that it is tax free and we think that there's great upside opportunities once these two organizations or once American General becomes part of AIG. And as everyone knows, AIG is the premier insurance performer in the world. So, we are very interested in holding our positions in American General stock that will soon become AIG stock.

Q: Can I just clarify that, Mr. Devlin, just a minute. I mean, obviously you have the most shares with 4.6 million. You are actually saying that you are quite keen to keep that stake in the AIG.

RD:      That's correct.

Q:       Okay.

RD:      I'm not selling any of mine.

Q:       (Laughs.)  Okay.  Thanks very much.

                   (???), CNN. You may ask your question.

Q: Gentlemen, could you, please, give us a little of the history of how you got this deal together finally and include the coming and going of Prudential of Great Britain.

HG: (Laughs.) Well, you know, this could be -- are you looking for a novel or what here? Bob and I had talked sometime ago, which we're friendly, but it didn't go anyplace at that time. When the Prudential announced its offer and the market wasn't too happy with the offer, we waited for a couple of weeks and thought about it a great deal because we had great admiration for American
         General and for all the reasons that I've expressed this morning.
         And after consideration, we decided that we would make an offer to the company. I called Bob Devlin. He obviously had fiduciary responsibilities along with his board to consider other alternatives, which he did. And we sent the proposal to him. We had a number of meetings, all of which confirmed from our point of view and I think from his that the combination would be superior than the combination that was originally announced and the outcome is the announcement late last night or early this morning.

Q: Now, is Prudential, in fact, getting a $600 million fee to go away and are they dropping their suit against AIG?

HG:      Yes to both questions.

Q:       Thank you.

          Joanne Smith of UBS Warburg, you may ask your question.

Joanne Smith/UBS Warburg
------------------------

Q: Yes. Good morning. I was just wondering if you could give us a little bit more information concerning the management structure. We know that Bob Devlin will be vice chairman and will be CEO of American General. What about the other American General executives? Have they been assigned positions? And the second question would be, I was wondering post acquisition, could you provide us with some information concerning the details of disclosure with respect to the U.S. Life Insurance and Retirement Services' businesses so that we can track the progress of the U.S. operations going forward?

RD: Yeah. Taking the latter part first, there will be -- you know, we're going to file with the SEC all the relevant data, post acquisition. We'll continue to supply market information -- to the market, information on our operations and you'll be able to track it. The supplementary data will be clear enough for that. With respect to the management structure, the question that you asked before, the key people at American General will continue to run their operations. Some may have enlarged responsibilities as we put things together. You know, all of that is to come. But the key people we think will hold very responsible jobs.

Q: And just as a follow-up, with respect to the way that American General reports their information, will you be following that format going forward or will you adopt some other method?

RD:      I can't answer that right now.

Q:       Thank you.

      Mark Babinek of The Associated Press, you may ask your question.

Mark Babinek, The Associated Press
----------------------------------

Q: Hi. I guess this would be more for Mr. Devlin. Obviously, American General has a long place in the Houston community being founded by Gus Wortham. You've made it fairly clear that it sounds like it's going to stay relatively intact presumably at the headquarters and presumably continue onward under the American General brand. From an esoteric outside perspective, what kind of changes I guess would we see American General undergo in the Houston area in the next few months and years?

RD: Well, to project out two years is pretty difficult because a lot of things transpire over that period of time, but I think we pretty much covered what you're asking, and that is that we're going to obviously eliminate redundancies where there are redundancies. We'll obviously take the best of breed in terms of platforms, distribution systems, and people to run those various operations. And as I pointed out earlier, you know, we have a very modest non-qualified variable annuity platform where Sun America has an excellent one if not one of the best in the country. So, it just makes sense to take our platform and integrate it into theirs. Conversely, we have a very strong fixed annuity platform particularly through the bank distribution channel. So, there's opportunities to pick up some of the activities that either Sun or AIG are doing there. So, what we're looking to is where we can enhance the bottom line. We take those actions. Whether those actions involve American General platforms or people, that's what you do in these type of situations.

Q: And one more thing. You ballparked maybe a couple hundred positions that might be I think you said redeployed. How many positions does American General currently employ in the Houston area and overall?

RD: We have 15,000 plus employees throughout the United States and about 3500 here in Houston.

Q: And the 200 or so -- I know that's a ballpark figure you mentioned -- was specifically at the headquarters you think?

RD: Well, again, you know, once we get in and devise specific plans, which up to this point we have not, I think we'll be able to be more specific with you within the next month or so.

Q:       Okay.  Thank you, sir.

        David Chandler of Cafe Financial, you may ask your question.

David Chandler/Cafe Financial
-----------------------------

Q: Yes. Good morning and congratulations. I just wanted to find out if there were any walk aways that --

HG:      Any what?

Q: Walk aways if the stock was to drop below a certain price, and if so, is there a termination fee?

HG:      No, there's no walk away.

Q:       No walk aways.  All right.  Thank you.

   Richard Wilshire of Davenport and Company, you may ask your question.

Richard Wilshire/Davenport and Company
--------------------------------------

Q: Yes. I'd like to direct this to Mr. Greenberg. I want to congratulate Bob. AIG's a great company and I think he's done a great job. But the dividend policy of the two companies are quite different and I'm curious to know is it possible that AGC shareholders will receive an opportunity to get a convertible preferred or is it locked in stone this -- what's been said already. And what is AIG's dividend policy?

HG:      It's locked in stone.

Q:       Thank you.  (Laughs.)

HG: The dividend policy is as -- historically has been we don't pay a large dividend. We're a growth company. We'll continue to be that way. We do increase our dividend virtually every year, but it's a modest dividend and we think people own AIG because of the total return, not just the dividend return.

Q:       Thank you very much.

      Shelby Davis of Shelby Davis Company, you may ask your question.

Shelby Davis/Shelby Davis Company
---------------------------------

Q: Yes. Hank, I'm traveling, but in your head, after closing to this deal, could you give us a rough pro forma sort of breakdown of your earnings related to different categories such as life and annuities, property casualty, and other, you know, financial products and then also a breakdown between domestic and foreign earnings.

HG:      How much time do you have?

Q:       (Laughs.)

HG: It's about 50% life insurance and 35% of property casualty and about 15% financial services. And domestic and foreign life, I don't have it in my head right now, but it's getting close to -- about close to 50/50.

Q: Uh-huh. And, obviously, you think this will enhance not only the growth I guess of the company, but also the stability potentially of the earning power.

HG: Look, you know that our policy has always been to have a business model that produces consistent quality predictable earnings and I believe this will enhance that.

Q:       Thanks, Hank.  Great.

            Cheryl Monk of Dow Jones, you may ask your question.

Cheryl Monk/Dow Jones
---------------------

Q: Two quick questions. On the cost savings, is it $400 million pre-tax this year or each year, or what's that?

HG:      It'll be pre-tax $400 million in a 12 month period.

Q:       Every 12 month period or is this for the next 12 months?

HG: Come on. I mean, you're not serious. You're not going to taking $400 million out every year. It's $400 million and that will be a run rate, yeah.

Q: Okay. And I know this has been asked, but I'm still not clear. When Bob was talking before about the couple hundred people re-deployed, he was specifically talking about the Houston area only. Correct?

HG:      Bob, you want to answer that?

RD: Yeah. Again, it's just not necessarily limited to Houston. And I want to point out, I mean, you know, I was trying to give you a ballpark figure, but again, there's going to be a lot of opportunities. We're a fairly large organization ourselves and AIG is significantly larger, substantially larger. And there's always opportunities in an organization and as people perform, they'll be given opportunities to take on responsibilities in other areas. So, as I said, you know, we have over 15,000 employees in the United States. Some of the people in Houston may be re-deployed to other parts of the country. If they want to take those opportunities, that would be great. If they don't, then that's a personal decision.

HG:      There may even be some opportunities internationally for some.

RD:      Exactly.

HG:      Okay.  And we have time for one more question.

    The last question comes from Shannon Buggs of The Houston Chronicle

Shannon Buggs/The Houston Chronicle
-----------------------------------

Q: Hi. I wanted to know would Bob Devlin and the top executives for American General still be working in the Houston area or will they be working out of New York?

HG: Well, Bob Devlin will probably be in both places and the senior executives of American General will continue to be where they are. That doesn't mean it's locked in stone because, you know, this is a dynamic organization. New opportunities arise and we'll give opportunities to the best people as Bob Devlin said a few moments ago. And some of them may move and some may not. But at this moment, the key executives will remain in place.

Q: Okay. And does that mean that Bob Devlin will be living in Houston or in New York?

HG: He lives in both places as far as I know, but Bob, you'll have to answer that.

RD: Yeah, I think that the interesting thing is that, you know, when you're -- when our top executives travel around, you know, some would wonder where they're headquartered 'cause they're always on the road. And that's exactly what these top jobs call for. You go where you've got to go to get the job done. And, you know, if a person needs to be relocated to a specific area because it makes more sense to do that, then we go ahead and do that, but obviously in the last five years, I have split my time between New York, Houston, and many other places. So, you go to where you've got to go to get the job done.

HG:      All right.  Thank you very much.  Bob, see you soon.

RD:      Okay.  Take care, Hank.

HG:      Bye.

                     RD: Bye. (End of Conference Call)